



04036549



August 24, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, AIS-CP 102/2004**

> Subject: Notification of the Book Closing for Interest Payment of Debentures of the Company
>
> (AIS073A, AIS093A, AIS093B and AIS063A)
>
> Date: August 23, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED

AUG 3 0 2004

THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure



**Summary Translation Letter
To the Stock Exchange of Thailand
August 24, 2004**

AIS-CP 102/2004

August 23, 2004

Re: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS073A, AIS093A, AIS093B and AIS063A)

To: The President
The Stock Exchange of Thailand

Refer to: 1. The Letter No. IVS 04/1622, 04/1624, 04/ 1626 of DBS THAI DANU BANK on August 24, 2004
2. The Letter No. IVS 04/1628 of DBS THAI DANU BANK on August 26, 2004

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS073A, AIS093A, AIS093B and AIS063A), the details are shown in the referenced letter.

Referenced Letter

IVS 04/1622

August 24, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE: Scheduled closing the registered book for AIS093A

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2002, DUE 2009 would like to announce that the registered book of AIS093A will be closed from 12.00 on September 7, 2004 for the right to receive the interest. AIS093A will be paid the interest on September 21, 2004 with interest rate 6.25 % from the period of March 21, 2004 to September 20, 2004 for 184 days.

IVS 04/1624

August 24, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE: Scheduled closing the registered book for AIS093B

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, DUE 2009 would like to announce that the registered book of AIS093B will be closed from 12.00 on September 7, 2004 for the right to receive the interest.AIS093B will be paid the interest on September 21, 2004 with interest rate 3.100 % from the period of March 21, 2004 to September 20, 2004 for 184 days.

IVS 04/1626

August 24, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE: Scheduled closing the registered book for AIS073A

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2002, DUE 2007 would like to announce that the registered book of AIS073A will be closed from 12.00 on September 7, 2004 for the right to receive the interest. AIS073A will be paid the interest on September 21, 2004 with interest rate 5.25 % from the period of June 21, 2004 to September 20, 2004 for 92 days.

IVS 04/1628

3

August 26, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE: Scheduled closing the registered book for AIS063A

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2001, DUE 2006 would like to announce that the registered book of AIS063A will be closed from 12.00 on September 9, 2004 for the right to receive the interest. AIS063A will be paid the interest on September 23, 2004 with interest rate 5.30 % from the period of March 23, 2004 to September 22, 2004 for 184 days and principal repayment at THB. 125 per unit.